UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934.

         For the fiscal year ended December 31, 1999.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1394.

         For the transition period from _____________ to _____________




Commission file number    1-6035




                           DELFIN SYSTEMS 401(k) PLAN


                              THE TITAN CORPORATION

                             3033 Science Park Road
                            San Diego, CA 92121-1199

                    (Name and address of principal executive
                         office of issuer of securities)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2000
                                              Deflin Systems 401(k) Plan


                                           By /s/ Eric M. DeMarco
                                              Eric M. DeMarco
                                              -------------------------
                                              Executive Vice President
                                              Chief Financial Officer of
                                              The Titan Corporation

DELFIN SYSTEMS

401(K) PLAN

Index to Financial Statements and Supplemental Schedule
                                                                                                                Page

Report of Independent Public Accountants                                                                           1

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                              2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999                3

     Notes to Financial Statements                                                                                4-7

Supplemental Schedule:

     I    Schedule of Assets Held for Investment Purposes as of December 31, 1999                                  8




Note:   All other schedules have been omitted as they are not applicable or are not required.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee and Plan Administrator of The Delfin Systems 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of THE DELFIN SYSTEMS 401(K) PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
June 27, 2000

DELFIN SYSTEMS

401(K) PLAN

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998


                                                                                      1999                1998
                                                                                -----------------   -----------------
ASSETS

Investments (See Note 3)                                                              $18,213,592         $12,850,115

Receivables:
   Employer contributions                                                                  51,791             361,533
   Participant contributions                                                               99,329              78,293
   Participant loan interest                                                                3,160               2,346
   Dividend                                                                                 3,741               2,638
                                                                                -----------------   -----------------
         Total receivables                                                                158,021             444,810
                                                                                -----------------   -----------------
Net assets available for benefits                                                     $18,371,613         $13,294,925
                                                                                =================   =================




                      The accompanying notes are an integral part of these financial statements.



DELFIN SYSTEMS

401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999




ADDITIONS:

   Investment income:
     Dividends                                                                                        $     418,921
     Interest                                                                                                31,987
     Net realized gain on sale of investments (See Note 3)                                                2,288,370
     Net unrealized appreciation in fair value of investments                                             1,480,170
                                                                                                  -----------------
                                                                                                          4,219,448

   Contributions:
     Employer                                                                                               555,468
     Participant                                                                                          1,381,259
     Rollover                                                                                               107,630
                                                                                                  -----------------
                                                                                                          2,044,357

                                                                                                  -----------------
         Total additions                                                                                  6,263,805
                                                                                                  -----------------

DEDUCTIONS:

   Deductions from net assets attributed to:

     Benefits paid to participants                                                                        1,185,897
     Administrative expenses                                                                                  1,220
                                                                                                  -----------------
         Total deductions                                                                                 1,187,117
                                                                                                  -----------------

         Net increase                                                                                     5,076,688

   Net assets available for benefits:

     Beginning of year                                                                                   13,294,925
                                                                                                  -----------------
     End of year                                                                                        $18,371,613
                                                                                                  =================




                      The accompanying notes are an integral part of this financial statement.


DELFIN SYSTEMS

401(K) PLAN

Notes to Financial Statements

As of December 31, 1999 and 1998, and for the Year Ended December 31, 1999


1.       Description of the Plan

         The following description of the Delfin Systems 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         General

         The Delfin Systems 401(k) Plan is a defined contribution plan covering all full-time eligible employees who are age 21 years or older. Employees become eligible to participate in the Plan on the first day of the Plan's fiscal quarter (January 1, April 1, July 1 and October 1) after commencement of employment within the Company. The Plan was established by Delfin Systems, Inc. (the "Company" or "Delfin"), a wholly-owned subsidiary of The Titan Corporation ("Titan") on October 1, 1985, and amended as of January 1, 1992, and again on January 1, 1999. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Charles Schwab Trust Company (the "Trustee") was designated as the trustee and recordkeeper, who is responsible for the administration of the trust fund under the terms of a trust agreement, of the Plan throughout 1999 and 1998.

         Contributions

         Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, limited by the maximum dollar amount established by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Participants direct the investment of their contributions into the various investment options offered by the Plan. The Company may, at its discretion, match employee contributions at a uniform percentage of the amount that each participant contributes to the Plan. Participants may elect in which funds to invest 50% of the employer matching contribution. The remaining 50% of the employer contribution is mandatorily invested in the Titan Common Stock Fund. Contributions are subject to certain limitations. Contributions are accrued in the period in which they are deducted from the compensation of participants in accordance with salary deferral agreements.

         Participant Accounts

         Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of Plan expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting

         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Company matching contributions is based upon years of continuous service. All employer matching and discretionary contributions vest in increments over the participant's first five years of employment, after which full vesting occurs.

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. The balance of loans outstanding was $285,888 and $338,934 at December 31, 1999 and 1998, respectively.

         Payment of Benefits

         Upon termination of service due to death, determination of a disability as defined, or retirement, as well as termination of the Plan, a participant's account balance will be distributed as specified by the participant within the provisions of the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures are first used to pay Plan expenses, any remaining forfeitures then reduce the Company's matching contributions.

         Administrative Expenses

         Although it is not required to do so, the Company has borne expenses associated with administering the Plan, except for those fees related to participant loans and services rendered by Charles Schwab.

2.       Summary of Significant Accounting Policies

         Basis of Presentation

         The financial statements are reported on the accrual basis of accounting and investments are reflected at fair value. Plan assets are invested with the Trustee, who determines fair values based upon quoted market prices, except as indicated under Investment Valuation.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

         Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.       Investments

         The Plan's investments were held by the Charles Schwab Trust Company, the trustee, during 1999 and 1998. The following investments represent 5 percent or more of the Plan's net assets at December 31, 1999 and 1998:

                             Description of Investment                                       1999              1998
-----------------------------------------------------------------------------------       ----------        -----------

              Managers' Special Equity Fund                                               $1,663,633        $   670,417
              Benham Income and Growth Fund                                                4,094,190          3,871,474
              Invesco Equity Income Fund                                                   1,671,487          1,542,479
              Schwab Asset Director-Balanced Fund                                          1,207,493            804,630
              Schwab S&P 500 Fund                                                          4,659,937          3,831,099
              Schwab Stable Value Fund                                                       900,878            888,894
              Scudder International Stock Fund                                             1,020,408            442,117
                    *Titan Common Stock Fund                                               2,118,038              -

           *Non-Participant Directed

         For the year ended December 31, 1999, the Plan's net unrealized appreciation in fair value of investments totaled $1,480,170, related to the appreciation and value of the Titan Common Stock Fund. For the year ended December 31, 1999, the Plan's realized gains on sale of investments totaled $ 2,288,370 as follows:

                  Equity Investments                         $2,267,962
                  Titan Common Stock                             20,408
                                                        ---------------
                                                             $2,288,370
                                                        ===============

4.       Non-participant Directed Investments

         Effective January 1, 1999, 50% of all employer matching contributions were invested in the Titan Common Stock Fund. The following is a schedule listing non-participant directed investments:

                                                     December 31,
                                          --------------------------------
                                               1999              1998
                                          ---------------    -------------

     Net Assets:
       Titan Common Stock Fund                 $2,118,038    $     -
                                          ---------------     -------------
                                               $2,118,038    $     -
                                          ===============    ==============



                                                              For the year ended
              Changes in Net Assets:                           December 31, 1999
                                                              -----------------

                Contributions                                       $   260,493
                Transfers                                               371,962
                Net appreciation                                         20,408
                Net unrealized appreciation                           1,480,170
                Benefits paid to participants                           (14,995)
                                                                ---------------
                                                                     $2,118,038
                                                                ===============

5.       Investment Fund Activity

         The following funds were the Plan participants' investment options as of December 31, 1999 and 1998:

   Name of Fund                         Type of Investments

   Managers' Special Equity Fund        Funds are  invested  in small  companies
                                        with     average      median      market
                                        capitalization of $1 billion or less that sell for high prices relative to their past earnings and book values.



   Scudder International Stock Fund     Funds   are   invested   in   stocks  in
                                        countries  outside  the  United  States.
                                        Funds in this  group  tend to invest the
                                        bulk of their  assets  in Japan  and the
                                        developed market of Europe.  These funds
                                        generally   have  limited   exposure  to
                                        emerging markets in Latin America, the Pacific and other regions of the world.

   Benham Income and Growth Fund        Funds  are  invested  in   high-yielding
                                        sectors  such as  utilities,  energy and
                                        financial.   These   funds  have  median
                                        market capitalization of greater than $5 billion.


   Schwab Stable Value Fund             Funds  are  invested  in  a  diversified
                                        portfolio    consisting   primarily   of
                                        insurance company guaranteed  contracts,
                                        bank   deposit   investment   contracts,
                                        arrangements     commonly    known    as
                                        "synthetic"   investment  contracts  and
                                        other investments which seek to maintain
                                        principal  value. The fund is managed by
                                        Charles   Schwab   Trust   Company,    a
                                        party-in-interest to the Plan.


   Titan Common Stock Fund
   (added in 1999)                      Fund consisting of The Titan Corporation
                                        common stock, par value $.01 per share.

6.       Related Party Transactions

         The Charles Schwab Trust Company was the trustee of the Plan during 1999 and 1998. Fees paid to Charles Schwab amounted to $1,220 during 1999.

7.       Plan Termination

         The Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to provisions of ERISA. Should the Plan be amended, no amendment will deprive any person of rights accrued prior to the enactment of the amendment. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.       Tax Status of Plan

         The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

9.       Reconciliation to Form 5500

         The following reconciles the Form 5500 to the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999:

                  Line b(1)(G) Total Interest                          $ 32,081
                  Line b(1)(A) Interest bearing cash                        (94)
                                                               ----------------
                  Interest per financial statements                     $31,987
                                                               ================

                  Line b(4)(C) Net gain on sale of investments          $20,408
                  Line b(6) Net investment gain from
                   common/collective trusts                              46,147
                  Line b(10) Net investment gain                      2,640,642
                  Line b(1)(A) Interest bearing cash                         94
                                                               ----------------
                  Total gain/appreciation per Form 5500              $2,707,291
                                                               ================

                  Dividends                                            $418,921
                  Net appreciation on gain of investments             2,288,370
                                                               ----------------
                  Total gain/appreciation per
                   financial statements                              $2,707,291
                                                               ================

10.      Subsequent Event

         On June 1, 2000 the Plan merged into The Titan Corporation Consolidated Retirement Plan. All Plan assets were transferred as of June 1, 2000.

                                                                      SCHEDULE I

DELFIN SYSTEMS 401(K) PLAN

(EIN 95-3110002, Plan 001)

Schedule of Assets Held for Investment Purposes
As of December 31, 1999

Identity of Issuer or Borrower             Description of Investment                Cost         Market Value
-------------------------------       ------------------------------------    ----------------  ---------------
 ^Titan Common Stock Fund             Corporate Common Stock                   $      638,971         $  2,118,039
 Titan Stock Liquidity Fund           Money Market Funds                                  583                  583
 Amcent: Benham GNMA Fund             Registered Investment Company                   613,799              591,054
 Amcent: Benham Income & Growth Fund  Registered Investment Company                 2,941,495            4,094,190
   Invesco Industrial Income Fund     Registered Investment Company                 1,605,736            1,671,487
 *Schwab Managers Special Equity Fund Registered Investment Company                 1,179,634            1,663,633
 *Schwab Asset Directed Balance Fund  Registered Investment Company                 1,007,182            1,207,493
 *Schwab S&P 500 Fund                 Registered Investment Company                 3,041,547            4,659,938
  Scudder International Stock Fund    Registered Investment Company                   798,376            1,020,408
 *Schwab Stable Value Fund            Common Collective Trust                         824,784              900,879
 Participant loans                    Interest rates ranging from
                                      9.75% to 10.5%                                  285,888              285,888

                                                                              ---------------    -----------------
                                Total investments                                 $12,937,995          $18,213,592
                                                                              ===============    =================



 *Represents a party-in-interest.

 ^Non-participant directed investment.




                           The accompanying notes are an integral part of this schedule.


                                INDEX TO EXHIBITS

Page

Exhibit A         Consent of Independent Public Accountants.................  10